Exhibit 99.1

Bright Scholar Announces Unaudited Financial Results for Third Fiscal Quarter Ended May 31, 2017

FOSHAN, July 26, 2017 (PR Newswire)—Bright Scholar Education Holdings Limited (“Bright Scholar,” the “Company,” “we” or “our”) (NYSE: BEDU), the largest operator of international and bilingual K-12 schools in China*, today announced its unaudited financial results for the third fiscal quarter ended May 31, 2017.

*	In terms of student enrollment as of September 1, 2016, according to an industry report commissioned by Bright Scholar and prepared by Frost & Sullivan in 2017.

Third Fiscal Quarter Ended May 31, 2017 Financial Highlights (in comparison to the same period of last fiscal year)

•	Revenue was RMB406.7 million, up 28.1%

•	Gross profit was RMB183.8 million, up 51.5%; gross margin was 45.2%, up from 38.2%

•	Operating income was RMB121.8 million, up 66.5%; operating margin was 30.0%, up from 23.1%

•	Net income was RMB107.5 million, up 85.7%; adjusted net income(1) was RMB107.5 million, up 85.7%; net margin was 26.4%%, up from 18.2%%; adjusted net margin(1) was 26.4%, up from 18.2%

•	EPS was RMB1.05, up 150.0%; adjusted EPS(2) was RMB1.05, up 150.0%

•	Adjusted EBITDA(3) was RMB145.2 million, up 59.3%; adjusted EBITDA margin(3) was 35.7%, up from 28.7%

Nine Months Ended May 31, 2017 Financial Highlights (in comparison to the same period of last fiscal year)

•	Revenue was RMB1,052.9 million, up 28.2%

•	Gross profit was RMB399.7 million, up 55.1%; gross margin was 38.0%, up from 31.4%

•	Operating income was RMB231.5 million, up 731.2%; operating margin was 22.0%, up from 3.4%

•	Net income was RMB195.5 million, up from RMB6.8 million; adjusted net income(1) was RMB195.5 million, up 91.9%; net margin was 18.6%%, up from 0.8%%; adjusted net margin(1) was 18.6%, up from 12.4%

•	EPS was RMB1.74, up 721.4%; adjusted EPS(2) was RMB1.74, up 145.1%

•	Adjusted EBITDA(3) was RMB296.5 million, up 72.2%; adjusted EBITDA margin(3) was 28.2%, up from 21.0%

(1)	Adjusted net income is defined as net income excluding share-based compensation expenses. Adjusted net margin is defined as adjusted net income divided by revenue.
(2)	Adjusted EPS is defined as adjusted net income divided by the weighted average number of ordinary shares or American depositary shares (each an “ADS”), each representing one Class A ordinary share of the Company, on an as-converted basis.
(3)	Adjusted EBITDA is defined as EBITDA (which refers to income from operations, which excludes interest income, income tax benefit and expense and depreciation and amortization expenses) excluding share-based compensation expenses. Adjusted EBITDA margin is defined as adjusted EBITDA divided by revenue.

For more information on these adjusted financial measures, please see the section captioned under “Non-GAAP Financial Measures” and the tables captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this release.

Mr. Junli He, Bright Scholar’s Chief Executive Officer, commented, “Today we announce our first quarterly earnings as an NYSE-listed public company.”

We are proud to report the academic achievements of our international schools as well as bilingual schools. For our international schools, all of the 216 graduates for the 2017 class were admitted into overseas universities, 96% of students enrolled in DP, A-level, AP programs were admitted into global top 100 institutions, and 87% were admitted into global top 50 institutions, as ranked by either the QS World University Rankings or U.S. News, or world top 5 in their specialized fields. For our bilingual schools, most also achieved historical new highs in performance in local Zhongkao with average scores significantly above other local schools. The academic achievements demonstrated the execution of our mission to deliver quality education to students.

We have seen robust growth in our international schools, bilingual schools and kindergartens, as well as strong earnings performance, with our revenue increasing by 28.1% for our third fiscal quarter and 28.2% for the nine months. With the addition of one kindergarten since the IPO, we had over 30,000 students and over 3,000 teachers in 52 schools as of May 31, 2017.”

“Our profits have significantly increased over the period, by 85.7%, supported by a strong margin expansion at 26.4%,” Mr. He continued. “We have also improved utilization of our schools, and optimized fee levels across all segments.”

“We have laid down growth strategies to deliver long-term success,” Mr. He added. “We will continue to expand and enhance our school network nationwide through our partnership with real estate developer Country Garden Holdings Company Limited and other third-party developers, and deepen our cooperation with world-class institutions. We will enhance our complementary education programs—after school tutoring, summer and winter camps, test preparation and college counseling. We will also selectively explore local and overseas M&A opportunities. On this front, I am very pleased to announce our investment in Can-achieve (Beijing) Education Consultants Co., Ltd., which represents a major expansion in college counseling, student recruitment for universities, test preparation and study camps. Founded in 2008, Can-achieve has operations in Beijing, Guangzhou, Zhengzhou and Hong Kong, representing over 600 prestigious overseas universities, including 273 universities in the United States and Canada, where it has the largest market share in this segment, with 23 universities in the U.S. top 50/QS 100 rankings. We invested RMB78.75 million in Can-achieve for a 21% equity stake in July 2017.”

Mr. He concluded, “supported by tremendous market potential from a large population base and growing demand for K-12 private education in China, we are executing our mission to deliver world-class education to students in China and globally. With our proven growth strategies, we are confident that we can maintain and extend our market leadership, and reward students and shareholders alike with greater value.”

THIRD FISCAL QUARTER ENDED MAY 31, 2017 UNAUDITED FINANCIAL RESULTS

Revenues

Revenues for the third fiscal quarter were RMB406.7 million, representing 28.1% increase from RMB317.4 million in the same period of last fiscal year.

The table below sets forth a breakdown of revenues:

	Third Fiscal Quarter Ended May 31, 2017	Third Fiscal Quarter Ended May 31, 2016	YoY % Change
	(RMB in million)	(RMB in million)
International Schools	157.8	127.0	24.3%
Bilingual Schools	126.9	98.1	29.4%
Kindergartens	96.1	76.2	26.1%
Complementary	25.9	16.1	60.9%

Total	406.7	317.4	28.1%

International Schools: Revenue for the quarter was RMB157.8 million, representing a 24.3% increase from RMB127.0 million, accounting for 38.8% of total revenues as compared to 40.0% in the same period of last fiscal year, primarily due to a 18.9% increase in the average number of students from 5,464 to 6,498, and a 4.5% increase in the average tuition and fees from RMB23,248 to RMB24,298 during the comparison periods.

Bilingual Schools: Revenue for the quarter was RMB126.9 million, representing a 29.4% increase from RMB98.1 million, accounting for 31.2% of total revenues as compared to 30.9% in the same period of last fiscal year, primarily due to a 15.3% increase in the average number of students from 11,482 to 13,241, and a 12.2% increase in the average tuition and fees from RMB8,543 to RMB9,582 during the comparison periods.

Kindergartens: Revenue for the quarter was RMB96.1 million, representing a 26.1% increase from RMB76.2 million, accounting for 23.6% of total revenues as compared to 24.0% in the same period of last fiscal year, primarily due to a 14.5% increase in the average number of students from 9,262 to 10,604, and a 10.1% increase in the average tuition and fees from RMB8,228 to RMB9,063 during the comparison periods.

Complementary: Revenue for the quarter was RMB25.9 million, representing a 60.9% increase from RMB16.1 million, accounting for 6.4% of total revenues as compared to 5.1% in the same period of last fiscal year, primarily due to an increase in the revenue of élan English learning centers from RMB12.5 million to RMB24.1 million during the comparison periods.

Cost of Revenues

Cost of revenues for the quarter was RMB223.0 million, representing a 13.7% increase from RMB196.1 million in the same period of last fiscal year, primarily due to a RMB17.7 million increase in staff costs as a result of an increase in the number of teachers and educational staff needed to support the expansion of our school network. The average number of our teachers and instructors increased by 9.8% from 2,870 to 3,150 during the comparison periods.

International Schools: Cost of revenues for the quarter was RMB90.9 million, representing a 13.8% increase from RMB79.9 million in the same period of last fiscal year.

Bilingual Schools: Cost of revenues for the quarter was RMB70.9 million, representing a 13.8% increase from RMB62.3 million in the same period of last fiscal year.

Kindergartens: Cost of revenues for the quarter was RMB46.5 million, representing a 6.6% increase from RMB43.6 million in the same period of last fiscal year.

Complementary: Cost of revenues for the quarter was RMB14.8 million, representing a 41.9% increase from RMB10.4 million in the same period of last fiscal year, primarily due to an increase in teaching staff cost and rental cost from élan English training business.

Gross Profit and Gross Margin

Gross profit for the quarter was RMB183.8 million, representing a 51.5% increase from RMB121.3 million in the same period of last fiscal year. Gross margin for the quarter was 45.2%, as compared to 38.2% in the same period of last fiscal year, primarily due to the ramp up of our existing schools, increased average tuition and fees, and improved operating efficiency.

International Schools: Gross profit for the quarter was RMB67.0 million, representing a 42.1% increase from RMB47.2 million in the same period of last fiscal year. Gross margin for the quarter was 42.4%, as compared to 37.1% in the same period of last fiscal year.

Bilingual Schools: Gross profit for the quarter was RMB56.0 million, representing a 56.4% increase from RMB35.8 million in the same period of last fiscal year. Gross margin for the quarter was 44.1%, as compared to 36.5% in the same period of last fiscal year.

Kindergartens: Gross profit for the quarter was RMB49.7 million, representing a 52.3% increase from RMB32.6 million in the same period of last fiscal year. Gross margin for the quarter was 51.7%, as compared to 42.8% in the same period of last fiscal year.

Complementary: Gross profit for the quarter was RMB11.1 million, representing a 95.7% increase from RMB5.7 million in the same period of last fiscal year, primarily due to an increase in the gross profit of élan English training business. Gross margin for the quarter was 42.9%, as compared to 35.2% in the same period of last fiscal year.

Selling, General and Administrative Expenses and Adjusted SG&A Expenses (4)

Total selling, general and administrative expenses for the quarter were RMB65.2 million, representing a 32.4% increase from RMB49.3 million in the same period of last fiscal year, accounting for 16.0% of total revenues as compared to 15.5% in the same period of last fiscal year, primarily due to an approximately RMB10.0 million in expenses incurred in connection with the Company’s IPO in the third fiscal quarter of 2017.

Adjusted SG&A expenses(4) for the quarter were RMB65.2 million, representing a 32.4% increase from RMB49.3 million in the same period of last fiscal year, accounting for 16.0% of total revenues as compared to 15.5% in the same period of last fiscal year.

(4)	Adjusted SG&A Expenses are defined as selling, general and administrative expenses excluding share-based compensation expenses.

Operating Income and Operating Margin

Operating Income for the quarter was RMB121.8 million, representing a 66.5% increase from RMB73.2 million in the same period of last fiscal year. Operating margin for the quarter was 30.0%, as compared to 23.1% in the same period of last fiscal year.

Net Income and Adjusted Net Income

Net income attributed to the Company for the quarter was RMB107.5 million, representing a 85.7% increase from RMB57.9 million in the same period of the last fiscal year.

Adjusted net income attributed to the Company for the quarter was RMB107.5 million, representing a 85.7% increase from RMB57.9 million in the same period of last fiscal year.

Earnings per ordinary share/ADS and Adjusted Earnings per ordinary share/ADS

Basic and diluted net income per ordinary share/ADS attributable to ordinary shareholders/ADS holders, on an as-converted basis, for the quarter was RMB1.05 and RMB1.05, respectively, as compared to RMB0.42 and RMB0.42, respectively, in the same period of last fiscal year.

Adjusted basic and diluted net income per ordinary share/ADS attributable to ordinary shareholders/ADS holders, on an as-converted basis, for the quarter was RMB1.05 and RMB1.05, respectively, as compared to RMB0.42 and RMB0.42, respectively, in the same period of last fiscal year.

Adjusted EBITDA

Adjusted EBITDA for the quarter was RMB145.2 million, representing a 59.3% increase from RMB91.1 million in the same period of last fiscal year.

FIRST NINE MONTHS ENDED MAY 31, 2017 UNAUDITED FINANCIAL RESULTS

Revenues

Revenues for the first nine months of 2017 were RMB1,052.9 million, representing 28.2% increase from RMB821.1 million in the same period of last fiscal year.

The table below sets forth a breakdown of revenues:

	Nine Months Ended May 31, 2017	Nine Months Ended May 31, 2016	YoY % Change
	(RMB in million)	(RMB in million)
International Schools	410.1	341.4	20.1%
Bilingual Schools	330.3	260.0	27.0%
Kindergartens	245.6	198.7	23.6%
Complementary	66.9	21.0	218.0%

Total	1,052.9	821.1	28.2%

International Schools: Revenue for the period was RMB410.1 million, representing a 20.1% increase from RMB341.4 million, accounting for 38.9% of total revenues as compared to 41.6% in the same period of last fiscal year, primarily due to a 17.0% increase in the average number of students from 5,448 to 6,372, and a 2.7% increase in the average tuition and fees from RMB62,668 to RMB64,355 during the comparison periods.

Bilingual Schools: Revenue for the period was RMB330.3 million, representing a 27.0% increase from RMB260.0 million, accounting for 31.4% of total revenues as compared to 31.7% in the same period of last fiscal year, primarily due to a 15.3% increase in the average number of students from 11,424 to 13,169, and a 10.2% increase in the average tuition and fees from RMB22,760 to RMB25,079 during the comparison periods.

Kindergartens: Revenue for the period was RMB245.6 million, representing a 23.6% increase from RMB198.7 million, accounting for 23.3% of total revenues as compared to 24.2% in the same period of last fiscal year, primarily due to a 13.6% increase in the average number of students from 8,862 to 10,071, and a 8.8% increase in the average tuition and fees from RMB22,418 to RMB24,391 during the comparison periods.

Complementary: Revenue for the period was RMB66.9 million, representing a 218.0% increase from RMB21.0 million, accounting for 6.4% of total revenues as compared to 2.6% in the same period of last fiscal year, primarily due to an increase in the revenue of élan English learning center from RMB14.2 million to RMB55.3 million during the comparison periods. We acquired élan English proficiency training business in January 2016.

Cost of Revenues

Cost of revenues for the period was RMB653.2 million, representing 15.9% increase from RMB563.4 million in the same period of last fiscal year, primarily due to a RMB74.5 million increase in staff costs as a result of an increase in the number of teachers and educational staff needed to support the expansion of our school network. The average number of our teachers and instructors increased by 9.3% from 2,857 to 3,122 during the comparison periods.

International Schools: Cost of revenues for the period was RMB267.7 million, representing a 13.7% increase from RMB235.5 million in the same period of last fiscal year.

Bilingual Schools: Cost of revenues for the period was RMB206.0 million, representing a 11.6% increase from RMB184.6 million in the same period of last fiscal year.

Kindergartens: Cost of revenues for the period was RMB137.1 million, representing a 6.0% increase from RMB129.3 million in the same period of last fiscal year.

Complementary: Cost of revenues for the quarter was RMB42.4 million, representing a 203.2% increase from RMB14.0 million in the same period of last fiscal year, primarily due to an increase in teaching staff cost and rental cost from élan English training business. We acquired élan English proficiency training business in January 2016.

Gross Profit and Gross Margin

Gross profit for the period was RMB399.7 million, representing a 55.1% increase from RMB257.7 million in the same period of last fiscal year. Gross margin for the period was 38.0%, as compared to 31.4% in the same period last fiscal year, primarily due to ramp up of our existing schools, increased average tuition and fees, and improved operating efficiency.

International Schools: Gross profit for the period was RMB142.3 million, representing a 34.4% increase from RMB105.9 million in the same period of last fiscal year. Gross margin for the quarter was 34.7%, as compared to 31.0% in the same period of last fiscal year.

Bilingual Schools: Gross profit for the period was RMB124.3 million, representing a 64.8% increase from RMB75.4 million in the same period of last fiscal year. Gross margin for the quarter was 37.6%, as compared to 29.0% in the same period of last fiscal year.

Kindergartens: Gross profit for the period was RMB108.5 million, representing a 56.6% increase from RMB69.3 million in the same period of last fiscal year. Gross margin for the quarter was 44.2%, as compared to 34.9% in the same period of last fiscal year.

Complementary: Gross profit for the period was RMB24.6 million, representing a 247.3% increase from RMB7.1 million in the same period of last fiscal year, primarily due to an increase in the gross profit from élan English training business. Gross margin for the quarter was 36.7%, as compared to 33.6% in the same period of last fiscal year.

Selling, General and Administrative Expenses and Adjusted SG&A Expenses (4)

Total selling, general and administrative expenses for the period were RMB173.0 million, representing a 25.9% decrease from RMB233.3 million, accounting for 16.4% of total revenues as compared to 28.4% in the same period of last fiscal year, primarily due to the share-based compensation expense of RMB95.1 million incurred in the nine months ended May 31, 2016, partially offset by an increase in the expenses of RMB16.6 million incurred in connection with the Company’s IPO during the first nine months of 2017 and the compensation and benefits we paid to additional general and administrative personnel to support our growing business in the nine months ended May 31, 2017.

Adjusted SG&A expenses(4) for the period were RMB173.0 million, representing a 25.1% increase from RMB138.2 million, accounting for 16.4% of total revenues as compared to 16.8% in the same period of last fiscal year, primarily due to expenses incurred in connection with the Company’s IPO and increase in staff compensation expenses.

(4)	Adjusted SG&A Expenses are defined as selling, general and administrative expenses excluding share-based compensation expenses.

Operating Income and Operating Margin

Operating income for the period was RMB231.5 million, representing a 731.2% increase from RMB27.9 million in the same period of last fiscal year. Operating margin for the period was 22.0%, as compared to 3.4% in the same period of last fiscal year.

Net Income and Adjusted Net Income

Net income attributed to the Company for the period was RMB195.5 million as compared to RMB6.8 million in the same period of last fiscal year.

Adjusted net income attributed to the Company for the period was RMB195.5 million, representing a 91.9% increase from RMB101.8 million in the same period of last fiscal year.

Earnings per ordinary share/ADS and Adjusted Earnings per ordinary share/ADS

Basic and diluted net income per ordinary share/ADS attributable to ordinary shareholders/ADS holders, on an as-converted basis, for the period was RMB1.74 and RMB1.74, respectively, as compared to loss of RMB0.28 and RMB0.28, respectively, in the same period of last fiscal year.

Adjusted basic and diluted net income per ordinary share/ADS attributable to ordinary shareholders/ADS holders, on an as-converted basis, for the period was RMB1.74 and RMB1.74, respectively, as compared to RMB0.71 and RMB0.71, respectively, in the same period of last fiscal year.

Adjusted EBITDA

Adjusted EBITDA for the period was RMB296.5 million, representing a 72.2% increase from RMB172.2 million in the same period of last fiscal year.

Cash and Working Capital

As of May 31, 2017, the Company’s cash and cash equivalents and restricted cash totaled RMB1,455.5 million, as compared to RMB644.1 million as of February 28, 2017.

Conference Call

The Company’s management will host a conference call at 8:00 a.m. U.S. Eastern Time (8:00 pm Beijing/Hong Kong Time) on July 27, 2017, to discuss its quarterly results and recent business activities.

To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time:

China:	4001-201-203
Hong Kong:	800-905945
United States:	1888-346-8982
Canada Toll Free	1855-669-9657
International:	1-412-902-4272

*	Please ask to be joined into Bright Scholar Education Holdings Limited’s call.

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.brightscholar.com.

Following the earnings conference call, an archive of the call will be available by dialing:

United States:	1-877-344-7529
International:	1-412-317-0088
Canada Toll Free:	855-669-9658
Replay Passcode:	10110364
Replay End Date:	August 3, 2017

STATEMENT REGARDING UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

NON-GAAP FINANCIAL MEASURES

In evaluating our business, we consider and use certain non-GAAP measures, including primarily adjusted EBITDA and adjusted net income/(loss), as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted EBITDA as income from operations (which excludes interest income, income tax benefit and expense and depreciation and amortization expenses) excluding share-based compensation expenses and adjusted net income/(loss) as net income/(loss) excluding share-based compensation expenses. We incurred share-based compensation in the 2016 fiscal year only, which was associated with the acquisition of Mr. Junli He’s equity interests in Impetus in January 2016.

We present the non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Such non-GAAP measures, including adjusted EBITDA and adjusted net income/(loss), enable our management to assess our operating results without considering the impact of non-cash charges, including depreciation expenses and share-based compensation expenses, and without considering the impact of non-operating items such as interest income and income tax benefit and expenses. We also believe that the use of the non-GAAP measure facilitate investors’ assessment of our operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Interest income, income tax benefit and expenses, depreciation expenses and share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of these non-GAAP measures, including adjusted EBITDA or adjusted net income/(loss). Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

About Bright Scholar Education Holdings Limited

Bright Scholar is the largest operator of international and bilingual K-12 schools in China*. The Company is dedicated to providing quality international education to Chinese students and equipping them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education overseas. It also complements its international offerings with Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China. As of May 31, 2017, Bright Scholar operated 52 schools covering the breadth of K-12 academic needs of its students across seven provinces in China. In the first nine months of the 2017 school year ended May 31, 2017, Bright Scholar had an average of 29,613 students enrolled at its schools.

*	In terms of student enrollment as of September 1, 2016, according to an industry report commissioned by Bright Scholar and prepared by Frost & Sullivan in 2017.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development, can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

Bright Scholar Education Holdings Limited

Email: IR@brightscholar.com

FleishmanHillard

Email: BrightScholar.ir@fleishman.com

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED COMBINED AND CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

	As of
	August 31,	May 31,
	2016	2017
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	356,018	1,447,822	212,609
Restricted cash	6,433	7,655	1,124
Held-to-maturity investments	30,500	56,000	8,223
Accounts receivable	2,066	183	27
Amounts due from related parties	138,091	4,379	643
Other receivables, deposits and other assets	29,348	28,863	4,238
Inventories	9,580	10,906	1,602

Total current assets	572,036	1,555,808	228,466

Property and equipment, net	431,377	416,989	61,234
Land use right, net	35,667	34,938	5,131
Intangible assets	23,830	21,807	3,202
Goodwill	102,332	104,035	15,277
Prepayment for construction contract	2,421	3,060	449
Deferred tax assets, net	26,942	21,040	3,090
Other non-current assets	44,627	43,917	6,449

Total non-current assets	667,196	645,786	94,832

TOTAL ASSETS	1,239,232	2,201,594	323,298

LIABILITIES AND EQUITY
Current liabilities
Accounts payable (including accounts payable of the consolidated VIESs without recourse to Bright Scholar of RMB63,605 and RMB57,715 as of August 31, 2016 and May 31,2017)	63,605	61,009	8,960
Amounts due to related parties (including amounts due to related parties of the consolidated VIESs without recourse to Bright Scholar of RMB64,988 and RMB96,418 as of August 31, 2016 and May 31, 2017)	66,855	98,500	14,464
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIESs without recourse to Bright Scholar of RMB200,092 and RMB207,796 as of August 31, 2016 and May 31, 2017)	201,019	229,832	33,750
Income tax payable (including income tax payable of the consolidated VIESs without recourse to Bright Scholar of RMB16,169 and RMB25,936 as of August 31, 2016 and May 31, 2017)	16,169	42,373	6,222
Current portion of deferred revenue (including deferred revenue of the consolidated VIESs without recourse to Bright Scholar of RMB644,201 and RMB394,119 as of August 31, 2016 and May 31,2017)	664,201	394,119	57,875

Total current liabilities	1,011,849	825,833	121,271

Deferred tax liabilities, net (including deferred tax liabilities of the consolidated VIESs without recourse to Bright Scholar of RMB5,924 and RMB5,452 as of August 31, 2016 and May 31,2017)	5,924	5,452	801
Deferred revenue (including deferred revenue of the consolidated VIESs without recourse to Bright Scholar of RMB1,202 and RMB1,051 as of August 31, 2016 and May 31,2017)	1,202	1,051	154
Other non-current liabilities (including non-current liabilities of the consolidated VIESs without recourse to Bright Scholar of RMB58,696 and RMB59,242 as of August 31, 2016 and May 31,2017)	58,696	59,242	8,700

Total non-current liabilities	65,822	65,745	9,655

TOTAL LIABILITIES	1,077,671	891,578	130,926

EQUITY
Share capital	7	7	1
Additional paid-in capital	239,760	1,254,611	184,236
Statutory reserves	47,813	64,948	9,537
Accumulated deficit	(170,851)	(12,550)	(1,843)

Shareholders’ equity	116,729	1,307,016	191,931
Non-controlling interests	44,832	3,000	441

Total equity	161,561	1,310,016	192,372

TOTAL LIABILITIES AND EQUITY	1,239,232	2,201,594	323,298

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED.

UNAUDITED CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for shares and per share data)

	Three Months Ended May 31,			Nine Months Ended May 31
	2016	2017		2016	2017
	RMB	RMB	USD	RMB	RMB	USD
Revenue	317,399	406,739	59,728	821,148	1,052,909	154,617
Cost of revenue	(196,142)	(222,988)	(32,745)	(563,450)	(653,166)	(95,916)

Gross profit	121,257	183,751	26,983	257,698	399,743	58,701
Selling, general and administrative expenses	(49,272)	(65,245)	(9,581)	(233,347)	(172,993)	(25,404)
Other operating income	1,179	3,336	490	3,503	4,763	699

Operating income	73,164	121,842	17,892	27,854	231,513	33,996
Interest income, net	115	262	38	1,419	1,380	203
Investment income	399	4,101	602	399	7,338	1,078
Other expense	(72)	(38)	(5)	(149)	(535)	(78)

Income before income taxes	73,606	126,167	18,527	29,523	239,696	35,199
Income tax expense	(15,706)	(18,671)	(2,742)	(22,747)	(44,229)	(6,495)

Net income	57,900	107,496	15,785	6,776	195,467	28,704

Net income attributable to non-controlling interests	15,922	—	—	33,531	20,034	2,942

Net (loss) income attributable to ordinary shareholders/ADS holders	41,978	107,496	15,785	(26,755)	175,433	25,762

Net earnings (loss) per share attributable to ordinary shareholders/ADS holders (expressed in RMB per share)
Basic and diluted	0.42	1.05	0.15	(0.28)	1.74	0.26

Weighted average shares used in calculating net loss per ordinary share/ADS:
Basic and diluted	100,000,000	102,119,565	102,119,565	95,970,474	100,714,286	100,714,286

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Three Months Ended May 31,			Nine Months Ended May 31
	2016	2017		2016	2017
	RMB	RMB	USD	RMB	RMB	USD
Net cash (used in) from operating activities	(144,777)	(108,230)	(15,891)	(50,063)	82,827	12,163

Net cash (used in) from investing activities	75,472	(83,613)	(12,278)	(55,537)	(31,390)	(4,609)
Net cash (used in) provided by financing activities	(4,663)	1,003,235	147,320	3,754	1,041,589	152,954

Net change in cash and cash equivalents, and restricted cash	(73,968)	811,392	119,151	(101,846)	1,093,026	160,508
Cash and cash equivalents, and restricted cash at beginning of the year	216,370	644,085	94,582	244,248	362,451	53,225

Cash and cash equivalents, and restricted cash at end of the year	142,402	1,455,477	213,733	142,402	1,455,477	213,733

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended May 31,			Nine Months Ended May 31
	2016	2017		2016	2017
	RMB	RMB	USD	RMB	RMB	USD
Net income	57,900	107,496	15,785	6,776	195,467	28,704
Add: Share-based compensation expense	—	—	—	95,070	—	—

Adjusted net income	57,900	107,496	15,785	101,846	195,467	28,704

Net income	57,900	107,496	15,785	6,776	195,467	28,704
Less: interest income, net	(115)	(262)	(38)	(1,419)	(1,380)	(203)
Add: income tax expense	15,706	18,671	2,831	22,747	44,229	6,495
Add: depreciation and amortization expense	17,630	19,281	2,742	49,004	58,217	8,549

EBITDA	91,121	145,186	21,320	77,108	296,533	43,545
Add: Share-based compensation expense	—	—	—	95,070	—	—

Adjusted EBITDA	91,121	145,186	21,320	172,178	296,533	43,545

Selling, general and administrative expenses	49,272	65,245	9,581	233,347	172,993	25,404
Less: Share-based compensation expense	—	—	—	(95,070)	—	—

Adjusted selling, general and administrative expenses	49,272	65,245	9,581	138,277	172,993	25,404

Weighted average shares/ADSs used in calculating earnings per share/ADSs:
Basic and diluted	100,000,000	102,119,565	102,119,565	95,970,474	100,714,286	100,714,286

Adjusted net income attributable to Bright Scholar’s ordinary shareholders/ADS holders
Basic and diluted	0.42	1.05	0.16	0.71	1.74	0.26